IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


HARBINGER CAPITAL PARTNERS MASTER       )
FUND I, LTD. and HARBINGER CAPITAL      )
PARTNERS SPECIAL SITUATIONS FUND, L.P., )
                                        )
                        Plaintiffs,     )
                                        )
                      v.                )      C.A. No. _________
                                        )
OPENWAVE SYSTEMS, INC.,                 )
                                        )
                             Defendant. )



                                    COMPLAINT
                                    ---------


     Harbinger Capital Partners Master Fund I, Ltd. ("Master Fund") and Harbinger Capital Partners Special Situations Fund, L.P. ("Special Situations Fund," and together with the Master Fund, "Harbinger"), by their attorneys, Ashby & Geddes and Milbank, Tweed, Hadley & McCloy LLP, hereby bring this complaint based upon knowledge, information and belief:

                                 I. Introduction

     1. This action challenges the actions of the management of defendant, Openwave Systems, Inc. ("Openwave" or the "Company"), in manipulating its bylaws in an attempt to prevent Harbinger from nominating directors to stand for election at its 2006 annual meeting, which is now scheduled to be held on January 17, 2007.

     2. Specifically, the Company's management has (1) enacted contradictory and confusing advance nomination by-laws that make it difficult or impossible for stockholders to know the date by which they must nominate candidates for election as directors; (2) manipulated the date of the 2006 annual meeting in an attempt to prevent Harbinger (and any other stockholders), from being able to nominate candidates in opposition to management's nominees; and (3) reduced the number of directors in an attempt to prevent dissident stockholders from gaining a near majority of the seats on the Company's board of directors.

     3. Harbinger has now nominated two candidates for election at the January 17, 2007 annual meeting. Those nominations are valid under any reasonable interpretation of Openwave's bylaws, and any interpretation of those bylaws to the contrary would violate long-established principles of equity. Nevertheless, Openwave's management is likely to claim that the nominations are invalid because one of management's nominees standing for election is the Company's chief executive officer, David C. Peterschmidt. Harbinger believes that Mr. Peterschmidt is unlikely to accept a decision by the stockholders on whether he should remain a director and thus is likely to cause the Company to declare that any nomination in opposition to his own candidacy is void.

     4. Harbinger accordingly brings this action for injunctive and declaratory relief in order to vindicate its rights as a stockholder of Openwave and to ensure that the Company's directors are elected in a fair and democratic fashion and not prevented from voting by a system of incoherent and manipulated bylaws.

                                II. The Parties.

     5. The Master Fund and the Special Situations Fund are investment funds under common management. Harbinger currently is the holder of 10 million shares of Openwave common stock, or 10.6% of the total outstanding shares. Harbinger seeks to elect two candidates to serve as Openwave directors: James E. Zucco and Andrew J. Breen. Both Messrs. Zucco and Breen have long industry experience and are independent of both the Company and Harbinger. Harbinger has nominated them because it believes that they have the experience and judgment necessary to help the Company at a time that it badly needs such help.

     6. Openwave is a Delaware corporation with a headquarters in Redwood City California. Openwave began life as "Phone.com," and went public at the height of the initial public offering craze in 1999. Unlike many other dot com companies, however, Openwave had a real business and it survived the ensuing crash. Openwave makes software for mobile telephones, and its software is used by many of the leading cellular telephone equipment manufacturers in the world.

     7. Openwave's stock price was hit by the dot com crash, but it slowly recovered and by April 2006 it reached over $23 per share, and analysts expected that it would continue to climb. It did not do so, though--despite bullish statements from management, the Company's revenues began to fall and the Company also became enmeshed in a stock options dating scandal. Investigations and lawsuits ensued, and within a few months, the stock price had declined to less than $6.00 per share. The following is a chart of the Company's stock price over the past year.

[GRAPHIC OMITTED]

     8. Because of the stock options scandal, the Company was not able to file its 10-K on time (since the Company uses a fiscal year ending June 30th, the 10-Kwas due to be filed by October 1, 2006). Upon information and belief, management was also aware that the market perceived that it had over-promised and under-delivered and was a serial offender in this regard, and that accordingly, management was vulnerable to a proxy contest that sought to oust Mr. Peterschmidt from the board and install new management at the Company.

     9. Mr. Peterschmidt was also vulnerable to an internal challenge. In August 2006, he fired four of the Company's most senior officers, including the chief operating and administrative officers. The Company's press release on the subject, portrayed this as a reorganization and "streamlining" of management:

        REDWOOD CITY, Calif. - August 31, 2006 -- Openwave Systems Inc. (Nasdaq: OPWV), the leading provider of open software products and services for the communications industry, today announced that the company will streamline its management team with the elimination of four senior management level positions and reduce its worldwide staff by approximately 65 people.

        "By taking these steps we will reduce the numbers of layers of management between our customers and our field and product organizations," said David Peterschmidt, CEO of Openwave. "This will enhance our capability to continue to provide our customers with the products and services that they require in a timelier manner."

        The senior management level positions affected include the chief marketing officer, chief administrative officer, chief operating officer and chief corporate strategy and business development officer. The duties and responsibilities of the senior management positions will be assumed by existing senior management in Openwave's field and product organizations.

        Openwave will incur a charge of approximately $8.5 to $10.0 million to cover expenses related to these actions and other charges. Of the $10.0 million, approximately $3.0 to $3.5 million relates to non-cash charges for stock based compensation and accelerated depreciation of abandoned of assets.

     10. Harbinger believes, however, based upon the information set forth below, that the press release was not fully candid. According to information that is circulating in the Company and in the stock-analyst community, in fact the "streamlining" was a purge of dissidents. The four fired officers had informed the board that Mr. Peterschmidt could not effectively manage the Company, and in a showdown the board (perhaps reluctantly) backed Peterschmidt, who fired them. The second version of events gains credibility when one examines the severance agreement between the Company and its former chief administrative officer, which is dated August 17th, well before the "streamlining" was announced, and which contains a provision forbidding the former officer to "disparage" the Company or help with any actions against, among others, any Company officer or director. Regardless of what precisely happened, it is clear that Openwave was beset by extreme management turmoil following the collapse of its stock price, and that Mr. Peterschmidt was the survivor.

                                 III. The Bylaws

     11. It thus appears that management attempted to hide the nature of the turmoil at the Company. Management turmoil can raise a challenge by stockholders as well and such a challenge can present a wholly different kind of threat to an entrenched CEO. Mr. Peterschmidt also knew that there was another factor that made him vulnerable in a proxy fight. The Company's by-laws specified that the board of directors was to have seven members. The Company only had six directors in place, though. Although the Company's board of directors is staggered, the existence of a seventh, unfilled, seat meant that three seats would be open at the 2006 annual meeting. Given that Mr. Peterschmidt appears to have been uncertain that all of the existing directors would unconditionally support him, allowing the shareholders to vote on three out of the seven directors presented a pronounced threat to his incumbency.

     12. At the same time, the by-laws contained provisions very favorable to incumbent directors. The current version of the by-laws contains two separate and often contradictory provisions regarding advance notification of shareholder proposals and nominations. "Advance notice" bylaws are legitimate under Delaware law if they are fair and promote an orderly shareholder nomination process. They are not legitimate if they are unnecessarily confusing or are designed to help insulate incumbent directors from challenge. Whether by design or not, Openwave's bylaws do the latter. They contain two, competing, provisions relating to shareholder nominations: Sections 2.2 (c) and 2.5. Both require shareholders to provide the Company with certain specified information about their nominees, and both provide for certain limited periods during which such nominations may be made. The periods they set forth are different, however, and in some circumstances contradictory. A review of those provisions suggests that one of them was in an original set of bylaws and the second was inserted thereafter but with a definite view of further protecting incumbent management. Whatever the case, the combined provisions are almost incoherent and impossible to understand and thus alone stand as a deterrent to proxy contestants. When misused by a creative management they can prevent proxy fights.

     13. Specifically section 2.2 (c) of the bylaws provides that a stockholder must give "timely notice" of its intent to nominate directors at an annual meeting of stockholders. Timely notice is defined to normally mean notice given not less than 20 nor more than 90 days before the anniversary date of the prior year's annual meeting. In the case of Openwave, the 2005 annual meeting was held on November 22, 2005, so under normal circumstances stockholder notice would have been due on November 2, 2006. Section 2.2 (c), however, goes on to say that if the annual meeting is to be held more than 30 days prior, or 60 days after the anniversary date of the prior year's annual meeting, notice must be delivered not earlier than 90 days prior to the date of the annual meeting and not later than the close of business of the later of the 20th day prior to the annual meeting or ten days following the date when public announcement of the actual meeting date is given. The provision of ss. 2.2 concedes that 20-days advance notice of stockholder nominations is sufficient to allow orderly voting

     14. Section 2.5 of the bylaws also defines "timely notice" but it defines it very differently from ss. 2.2. According to ss. 2.5, notice must normally be given not less than 60 nor more than 90 days prior to the actual meeting date. If less than 60 days notice of the meeting is given, however, notice of the proposed nomination must be mailed within ten days of the notice being given.

     15. Sections 2.2 and 2.5 directly conflict with one another and if read literally would make it impossible for a stockholder to comply with them. For example if a meeting is held 15 months after the previous meeting, and the meeting is publicly announced 61 days in advance, ss. 2.2 would provide that the stockholder must provide its notice 20 days before the meeting date. Section 2.5, however, would provide that the notice be given not less than 60 days before the meeting date--or the day after the Company announces the meeting. Which provision does the Company deem to be controlling? The bylaws do not say. There are other similar problems with attempting to integrate the two provisions of the by-laws. In the end, they leave stockholders confused about their interpretation and meaning and make it very difficult or impossible for stockholders to be sure that their nominations will be deemed to be "timely."

                        IV. Harbinger Comes on the Scene

     16. On October 5, 2006, Harbinger filed a Form 13-G with the Securities and Exchange Commission announcing that it held approximately 6.3 million Openwave shares, or approximately 6.7% of the outstanding stock. Harbinger bought the stock as an investment, in the belief that the stock price overly discounted the Company's prospects. On November 3, 2006, Harbinger filed an amended 13G disclosing that it now held slightly more than 10% of Openwave's stock. Thereafter Harbinger employees and consultants discussed the Company and its prospects with the Company, and believed that they had established a working relationship with management. Mr. Peterschmidt and others met with Harbinger's representatives on November 6, 2006 in New York City after a meeting with stock analysts. At that meeting, Mr. Peterschmidt told the Harbinger representatives that he would be glad to provide them with an opportunity to discuss the Company with other members of management.

     17. In fact, however, it appears that Mr. Peterschmidt viewed Harbinger as a threat to his control from the start. Affiliates of Harbinger have been involved in proxy contests against management in the past, and Harbinger believes that Mr. Peterschmidt took preventive steps to prevent his own ouster from the board of directors. Although Mr. Peterschmidt did not inform the Harbinger representatives of the fact in his meeting with them on November 6th, on November 1st management had caused the board to amend the bylaws to reduce the number of directors from seven to six. No press release announced that fact. Instead it was hidden at the end of a Form 8-K filed by the Company on November 7, 2006. The Form 8-K also disclosed that also on November 1, 2006 the Company had entered into vastly improved "change of control agreements ("Golden Parachutes") for "executive management"--most particularly including the Company's CEO. Harbinger believes that Mr. Peterschmidt was the party pushing for the new Golden Parachutes and that he did so because of his concern over Harbinger's stock ownership.

     18. Thereafter, Openwave's discussions with Harbinger became markedly more reserved. The Company changed its mind and now would only let one product manager talk with Harbinger. Nevertheless, Harbinger attempted to continue to establish a working relationship with management. At the time, the Company had a potentially serious issue involving its 10-K. If the Company was not able to file the 10-K until December 3rd or thereafter, its bond covenants would have been triggered and the Company might have been forced to pay forbearance fees to the bondholders. Although Harbinger does not know if the Company used it, Harbinger provide the Company with information on how to assess the situation and deal with the bondholders. At the same time Harbinger increasingly gained the impression that Mr. Peterschmidt did not fully grasp all the business issues relating to the Company.

                       V. The Announcement of the Meeting

     19. The Company was able to get its 10-K filed on December 1, 2006. On the same day, however, it also announced that the 2006 annual meeting would be held on January 17, 2007.

     20. Upon belief that date was chosen for a reason. As previously noted, under Section 2.2 of the bylaws if a meeting is not held until after 60 days of the anniversary date of the prior year's meeting, notice of stockholder nominees must be provided to the Company 20 days before the meeting date. If the meeting date is within 60 days of the anniversary date, notice is required to be given 20 days before the anniversary date. Thus, if the meeting had been scheduled for any business day after Friday, January 19, 2006, a stockholder could still give notice under the bylaws. By setting the meeting date for January 17th, though, the Company was able to prevent any stockholder from complying with its advance notification bylaws. Although notice of the meeting was only given on December 1, 2006, once the meeting date was set, ss. 2.2 retroactively required all nominations to be submitted by November 2, 2006. Since no nominations had been submitted by that date, no nominations were now possible under ss. 2.2.

     21. The persons who set the January 17, meeting date knew that was the case, and upon belief they established the January 17th date precisely because that was the case. It was their intent to foreclose any stockholder nominations and preserve Mr. Peterschmidt's incumbency. That was a violation of fiduciary duty and the Company's actions in carrying out that scheme were plainly inequitable.

     22. Moreover, the Company's statements before November 2, 2006 had the effect of assuring stockholders that no immediate nomination was needed. For example, in a conference call on October 26, 2006 regarding Openwave's results for the first quarter, the Company's chief financial officer told interested stockholders and analysts that the Company "has a plan to file its 10K for F2006
.. . . by the end of the year, although achievement of this plan is not certain due to the timing of and review required by our auditors and the SEC." In other words, a week before the date nominations would have been due if the 2006 annual meting was held within 60 days of the anniversary date of the 2005 meeting, the Company was telling its stockholders that there was almost no chance of holding a meeting within that time. Since no meeting could be held until at least 30 days after the 10-K was filed, and since the Company was now indicating that it would be lucky to file a l0-K by year's end, the clear implication was that nominations would not be due until some future date. Stockholders were not given a more optimistic appraisal of when a 10-K might be filed until after the November 2, 2006 nomination date had passed.

                        VI. Harbinger Nominates Directors

     23. On December 27, 2006--within the 20-day time set by ss.2.2 for nominations under the provision that should apply here--Harbinger nominated two candidates to serve as Openwave directors, Messrs. Zucco and Breen. In addition it filed proxy materials and a Form 13-D with the SEC.

     24. Harbinger's nominations should be considered valid under Openwave's bylaws. Not only have they been submitted in time to allow an orderly meeting and for any other legitimate purpose of such bylaws--ss. 2.2 admits as much by permitting 20-day notice in the case of meetings after the 60-day anniversary date--but preventing a nomination under such circumstances would serve no legitimate purpose but instead serve only to insulate Mr. Peterschmidt from stockholder governance. The purpose of bylaws is to establish orderly corporate governance. It is not to entrench managers. And when a bylaw is used for entrenchment purposes, its use becomes inequitable and unenforceable.

     25. Harbinger believes that Openwave might also contend that ss. 2.5 required it to submit any nominees within 10 days of the announcement of a meeting. But ss. 2.2 makes clear that Harbinger needed only to submit its nominees on the later of 10 days from the announcement or 20 days from the meeting date (assuming the provision regarding meetings held more than 60 days after the anniversary date is used), and the only way to prevent an outright contradiction of provisions in this instance is to read the more specific provision of ss. 2.2 override the more general one of ss.2.5.

     26. That result is also affirmed by Delaware law. It is black-letter law in Delaware that corporations may not use advance-notification by-laws to force their stockholders to be in perpetual readiness for a surprise stockholders' meeting that is sprung on them by management at unexpected times and that that would be the precise result here if ss. 2.5 were read to overrule ss.2.2 and require notice of nominations within 10 days of the announcement of a meeting. It takes time for stockholders to find qualified candidates for nomination, and it particularly takes time for stockholders to find well-qualified, independent, individuals who are willing to undergo the potential nastiness of a proxy fight. Allowing management to require stockholders to come up with the names of nominees within 10 days would serve no valid corporate purpose, but instead merely help to entrench managers who have no right to entrench themselves.

     27. The circumstantial evidence set forth above strongly points to a motive of entrenchment on the part of Mr. Peterschmidt, and equity requires that the stockholders of Openwave be given the opportunity of deciding for themselves which two directors they want elected to govern their Company this January.

     WHEREFORE, the plaintiffs respectfully request that the Court:

     (1) Temporarily, preliminarily and permanently enjoin the defendant and all those acting in concert with it from taking any steps to prevent or interfere with the nomination of Messrs. Zucco and Breen at the January 17, 2006 annual meeting or any adjournment thereof, or in the counting of the votes, ballots and proxies for them;

     (2) Declare that Harbinger's nomination of Messrs. Zucco and Breen was effective and that they have the right to serve as Openwave directors if elected by the shareholders, and that ;

     (3) Award Harbinger its reasonable attorneys fees and expenses for bringing this action; and

     (4)  Grant it such other relief as is just and equitable.

                                    ASHBY & GEDDES

                                    /s/ Stephen E. Jenkins (I.D. #2152)
                                    ------------------------------------------
                                    Stephen E. Jenkins (I.D. #2152)
                                    Richard D. Heins (I.D. #3000)
                                    500 Delaware Avenue, 8th Floor
                                    P.O. Box 1150
                                    Wilmington, DE  19899
                                    (302) 654-1888
                                    Attorneys for Plaintiffs


OF COUNSEL:

M. Douglas Dunn, Esquire
John T. O'Connor, Esquire
Andrew E. Tomback, Esquire
MILBANK, TWEED, HADLEY & McCLOY LLP
One Chase Manhattan Plaza
New York, NY 10005
(212) 530-5548


Dated:  December 28, 2006


SK 03773 0003 734876